FILED VIA EDGAR

August 3, 2010

United States Securities and
     Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on Form S-3

Dear Sir/Madam:

I write on behalf of Bar Harbor Bankshares (the "Company") to request a withdrawal of the Registration Statement on Form S-3 which the Company filed on February 10, 2009 (File No. 333-157209) (the "Registration Statement") with respect to the proposed resale offering by the selling security holders of some or all of the 18,751 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and a warrant to purchase 104,910 shares of the Company’s common stock, previously issued to the United States Department of the Treasury. The offering in question has been terminated and the Company wishes to remove the unsold securities from registration and to apply the $848.00 registration fee paid in connection with the Registration Statement toward future registrations. No securities were sold pursuant to the Registration Statement.

If you have any questions feel free to contact me at (207) 288-9343. Thank you for your assistance.

Very truly yours,

BAR HARBOR BANKSHARES /s/ Joseph M. Murphy By: __________________ Joseph M. Murphy President and Chief Executive Officer

cc: Richard A. Schaberg, Esq. (via email)